NR07-13

July 17, 2007

Hochschild Completes Early Purchase of Cardero’s Los Manantiales Gold Project

Permitting of aggressive work programme in progress

Vancouver, British Columbia: Cardero Resource Corp. (“Cardero” or the “Company”) - (TSX:CDU, AMEX:CDY, Frankfurt:CR5) is pleased to announce that its valued exploration partner, Hochschild Mining Holdings Limited (“HMHL”), a subsidiary of Hochschild Mining plc (LSE: HOC), has requested Cardero to exercise its option from the underlying vendor (Stenfield Minera S.A.) and complete the purchase of Los Manantiales property (formerly “Mina Angela”) on behalf of the partnership twelve months ahead of schedule.

HMHL elected to make both the USD 150,000 payment due April 25, 2007 and the final payment of USD 150,000 due April 25, 2008 to complete the purchase of the property.  The applicable concessions are in the process of being transferred to Cardero Argentina, S.A. which will, in turn, contribute them to a new Argentinean joint venture company jointly owned with HMHL.  As project operator, HMHL will commence an exploration program in third quarter 2007.

Under-terms of the option agreement with the Company, HMHL may earn an initial 60% interest in Los Manantiales by incurring an aggregate of USD 3,500,000 in expenditures over a 4 year period (which includes the payments to the underlying vendor).  Upon HMHL having earned its interest, Cardero may elect to either participate at the 40% interest level, or request HMHL to fund the preparation of a bankable feasibility study and thereby earn an additional 10% interest in the joint venture.  Following the formation of the joint venture and the completion of its earn-in requirements by HMHL, each participant is responsible for funding its share of joint venture expenditures, and failure to do so will result in dilution under standard industry terms.

Project Overview

Mineralization at Los Manantiales consists of epithermal vein systems hosted by a Jurassic volcanic sequence. Production took place on selected veins between 1978 and 1992.  Mineralization remains open at depth.

In 1997 and 1998, Lonrho Mining discovered a new vein system, El Sahuel.  Based on very limited testing, the best drill intersection obtained was 1.36 metres grading 40.65 g/t gold, 1,773 g/t silver, 1.79% lead, 0.23% copper and 10.06% zinc at a vertical depth of 65 metres below surface.  Another hole drilled on the system intersected a second vein approximately 65 metres to the west which returned 2 metres averaging 6.69 g/t gold, 240 g/t silver, 0.52% lead, 0.04% copper and 2.19% zinc.  Geophysics indicates that the vein system has a potential strike length of 1.6 kilometres.  The system is presently poorly delineated and remains open along strike and at depth.  The foregoing information pre-dates the implementation of NI 43-101 and should therefore not be considered to be 43-101 compliant.

“The fact that our valued partner elected to complete the purchase of the project on an accelerated basis following completion of their internal due diligence is a huge vote of confidence for this exciting potentially near-term producer” stated Henk Van Alphen, president and CEO of the Company.  “As previously stated, this is a superb opportunity for the Company that allows us to leverage our aggressive exploration strategy while having the opportunity for significant participation in a cash-flow project operated by an established producer”.

About Hochschild Mining plc

Hochschild Mining plc (HOC.L for Reuters/HOC LN for Bloomberg) is a publicly held company listed on the London Stock Exchange.  Hochschild is a leading precious metals company with a primary focus on the exploration, mining, processing and sale of silver and gold.  Hochschild currently operates four underground epithermal vein mines, three located in southern Peru and one in southern Argentina.  Hochschild also has two advanced stage development projects, one in each of Mexico and Peru and one early stage development project in Mexico.  In addition, Hochschild has over twenty long-term prospects throughout Latin America and has over forty years experience in the mining of precious metal epithermal vein deposits.  For further information please visit www.hochschildmining.com.

The information in this news release concerning Los Manantiales property and the option/joint venture between the Company and HMHL has been provided by, and is being made on behalf of, the Company.  Such information is not being made by or on behalf of Hochschild Mining plc.  Neither Hochschild Mining plc nor any of its subsidiaries assumes any responsibility for the truthfulness of any such statement.

EurGeol Dr. Mark D Cruise, Cardero’s Vice President, Business Development and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.

About Cardero Resource Corp.

Cardero is well financed and positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating new gold, copper and iron projects, and continues to maintain an active pipeline of prospects.  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing and composition of future anticipated exploration programs and the potential results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Los Manantiales project, the potential exercise of its option to earn an interest in Los Manantiales by Hochschild Mining Holdings Limited, potential production and cash flow from Los Manantiales, financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company or HMHL to obtain any necessary permits, consents or authorizations required for activities at Los Manantiales, the inability of the joint venture to produce minerals from Los Manantiales successfully or profitably, and  the inability of the joint venture to raise the necessary capital or to be fully able to implement its business strategies with respect to Los Manantiales.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties  This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.